MEDICAL CAPITAL MANAGEMENT, INC.
                           3770 HOWARD HUGHES PARKWAY
                             LAS VEGAS, NEVADA 89109
                                 (800) 824-3700



                                  July 7, 2003



VIA EDGAR

Mr. Todd Schiffman
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Medical Capital Management, Inc.
          Registration Statements on Form SB-2
          Registration Nos. 333-101177 and 333-101772

Dear Mr. Schiffman:

     On behalf of Medical Capital Management, Inc., we respectively request that the above referenced registration statements on Form SB-2 be immediately withdrawn in accordance with Rule 477(b). The registration statements are being withdrawn due to changing market conditions causing the offerings to no longer be economical to the Registrant.

     No  securities  have  been  sold  in  connection   with  the   registration
statements. Although we have no current intention to do so, we may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

     If you have any questions or need additional information, please do not hesitate to contact the undersigned.

                                           Sincerely,

                                           /s/ Sidney M. Field

                                           Sidney M. Field,
                                           President and Chief Executive Officer